

FILE No. 82-2418
Rule 12g3-2 (b)
RECEIVED
2006 MAR 10 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Grove Energy Limited

Date: March 10, 2006

NEWS RELEASE

US$ 15,000,000 Underwritten Financing of Notes Convertible Into Common Shares at C$ 1.00

Grove Energy Limited (the "Company") (TSX-V & AIM: GRV), the oil and gas exploration company with its primary assets in Europe and the Mediterranean Margin, announces that, subject to due diligence and regulatory approval, it has reached an agreement to issue US$15,000,000 of subordinated convertible notes (the "Notes"). The offering will be underwritten by a group of RAB Capital PLC's Energy Funds ("RAB") and in connection with the placement Grove may pay advisory and underwriting fees, in certain circumstances, of up to 3.0 per cent of the principal amount of the Notes.

The Notes have a maturity of five years; bear an 8.75% annual coupon, payable half-yearly; the principal amount of the notes may be converted, at the holder's election, into common shares of the Company at a price of C$1.00 per share; and may be converted into common shares, at the Company's election if the weighted average price of the shares on the TSX Venture Exchange ("TSX-V") is C$1.70 or greater for a period of 25 consecutive days. Interest may be paid in shares or cash during the first year of the term at the Company's election and in subsequent years at the holder's election. Shares issued, if any, in respect of interest will be issued for an amount that equates to a 10% discount to the 30-day weighted average price of the shares on the TSX-V preceding the coupon payment date. The Notes will be subordinate to permitted encumbrances including, among others, any banking facilities or other debt entered into to develop the Company's properties and will be secured by a general charge over the Company.

Glenn Whiddon, CEO, commented that: "This financing will allow Grove to pursue its exploration and development objectives for the foreseeable future. We are extremely pleased that RAB, a respected investor in the international energy market, is demonstrating its support for our team, property interests and strategy and we welcome RAB's continued involvement with Grove."

Grove is committed to building a diversified exploration, appraisal and development portfolio of oil and gas assets in Europe and the Mediterranean Margin. Grove's principal business strategy is to generate a sustainable cash flow as quickly as possible. Grove's assets are in proven hydrocarbon provinces, close to existing discoveries and infrastructure, in regions that are net importers of hydrocarbons with high domestic hydrocarbon prices and in countries with stable legal and political environments.

FILE No. 82-2418
Rule 12g3-2 (b)

GROVE ENERGY LIMITED

Per "Anthony Hawkshaw"
ANTHONY HAWKSHAW, CFO

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and on other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems, geological conditions in the reservoir may not result in a commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

For further information please contact:

North America
Glenn Whiddon, CEO
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
Phone: +1 604 669 2099
Fax: +1 604 943 3716

United Kingdom
Gary Middleton
St. Swithins
Phone :+44 (0)207 929 4391
gary@swithins.com